Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Draper Oakwood Technology Acquisition Inc.	Delaware
Reebonz Limited	Singapore
Reebonz Taiwan Branch	Taiwan
Reebonz Hk Limited	Hong Kong
Reebonz Lifestyle Sdn Bhd	Malaysia
Reebonz Pty Ltd	Australia
Reebonz (Thailand) Limited	Thailand
Pt Reebonz	Indonesia
Reebonz Korea Co., Ltd.	South Korea
Invitree Co., Ltd	South Korea
Reebonz Fujimori Kabushiki Kaisha	Japan
Reebonz Japan Kabushiki Kaisha	Japan
Reebonz Usa Inc.	Delaware